Cognitive Capital, LLC

Statement of Financial Condition
December 31, 2016

Filed as PUBLIC Information pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66442

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 _____ AND ENDING 12/31/16 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

141 W. Jackson Blvd., Suite 1620

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Muehlfelt   (312)431-0400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – if individual, state last, first, middle name)

One South Wacker Dr, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, Arthur S. Margulis _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Cognitive Capital, LLC _____ , as

of December 31 _____ , 20 16 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

Managing Principal
_____
Title

_____
Notary Public

OFFICIAL SEAL
HELEN T. DE FRANK
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents



Report of Independent Registered Public Accounting Firm

To the Managing Member
Cognitive Capital, LLC

We have audited the accompanying statement of financial condition of Cognitive Capital, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cognitive Capital, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 27, 2017

Cognitive Capital, LLC

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	400,922
Due from clearing brokers		13,078,736
Equities owned, at fair value		121,521,265
Dividends receivable		97,095
Furniture and equipment, net		533,089
Other assets		295,102
Total Assets	$	135,926,209

LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Equities sold, not yet purchased, at fair value	$	92,635,437
Dividends payable		131,794
Accounts payable and accrued expenses		2,363,773
Deferred rent		77,619
Total Liabilities		95,208,623
Members' Equity		40,717,586
Total liabilities and members' equity	$	135,926,209

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2016

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(1)   NATURE OF BUSINESS

Cognitive Capital, LLC (the "Company") engages in trading strategies primarily involving equities and equity derivative instruments on a proprietary basis. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

The Company is not exempt from Rule 15c3-3, but it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company follows Generally Accepted Accounting Principles (GAAP) set by the Financial Accounting Standards Board to be applied by nongovernmental entities, *Accounting Standards Codification* (ASC), in the preparation of their financial statements.

Equities owned and equities sold, not yet purchased, are carried at fair value.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

Futures and swap transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures and swap contracts are reflected in income.

Dividend income on equities owned and dividend expense on equities sold, not yet purchased are recorded on the ex-dividend date. Interest income and expense are recognized on the accrual basis.

Furniture and equipment are recorded at cost and depreciated over their estimated useful lives using accelerated methods. At December 31, 2016, accumulated depreciation was $3,774,983.

While the Company's functional currency is the U.S. dollar, it also transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Revenue and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the members.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management has reviewed the Company's tax positions for all tax years open to examination which include the current and prior three years and concluded that a provision for income taxes is not required.

ASC 740-10-50, "Accounting for Uncertainty in Income Taxes", provides guidance regarding how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740-10-50 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether its tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. The Company has not identified any uncertain income tax positions as of December 31, 2016. Current and prior three years remain open to examination by the U.S. Federal tax jurisdictions to which the Company is subject.

Financial instruments recorded at fair value on the Company's statement of financial condition include equities owned and equities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, have either short-term maturity, are re-priced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

In February 2016, the FASB issued new guidance for the accounting for leases, which requires a lessee to recognize on the balance sheet the assets and liabilities for the rights and obligations created by leases with a lease term of more than twelve months. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement and presentation of expenses and cash flows arising from a lease. The new guidance will be effective for annual periods beginning after December 15, 2018, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its financial statements.

(3) COMMITMENTS

The Company leases office space under an operating lease that expires on December 31, 2017. The lease contains escalation clauses providing for increased rentals based upon maintenance and tax increases. At December 31, 2016, the minimum annual rental commitments under the lease, inclusive of certain stated expenses, are as follows:

(3)   COMMITMENTS *(continued)*

Year ending December 31	Amount
2017	$ 371,556

The Company is required to maintain a security deposit in the form of a letter of credit in the amount of $50,000. A portion of the Company's money market fund balance collateralizes this letter of credit.

(4)   DERIVATIVE INSTRUMENTS

In the normal course of conducting business as a trader, the Company engages in transactions involving derivative instruments (futures and swaps) for trading purposes. The Company does not enter into derivatives for hedging purposes.

The following table indicates the trading gains and losses, by underlying risk, on all derivative instruments for the year ended December 31, 2016.

Underlying Risk	
Equity Indices	$ (667,499)
Interest Rate	(22,525)
Equity Swaps	1,494,575
Total	$ 804,551

In its normal course of business, the Company trades financial instruments involving off-balance-sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Company may incur a loss if the fair value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Company.

(4) DERIVATIVE INSTRUMENTS (continued)

The Company enters into various equity swaps, also known as contracts for differences ("CFDs"). An equity swap or CFD is an equity derivative contract that bases its value on the price of a stock index or common stock, without investing in the underlying physical share. As such, the Company has no rights or obligations relating to the underlying share. The CFD is a contract between two parties to exchange, at the close of the contract, the difference between the reset price and the closing price of the contract, multiplied by the number of shares specified within the contract.

During the term of the swap contract, changes in value are recognized as unrealized gains or losses by marking the contracts at fair value. Additionally, the Company records a realized gain or loss when a swap contract is terminated and when periodic payments (excluding collateral payments) are received or made at the end of each monthly reset period. Accruals related to periodic payments are reflected within unrealized gains or losses. As of December 31, 2016, there is no fair value recorded in the statement of financial condition related to equity swaps as all swaps had a reset date on December 31, 2016.

The Company is party to equity swap agreements with an international financial institution whereby firm funds are put on deposit to collateralize positions which possess the economic characteristics of foreign equity securities and/or equity indices. At December 31, 2016, the Company has funds on deposit with Bank of America-Merrill Lynch totaling $2,195,611.

As a trader, the Company is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated. The Company's equity swap business involves credit risk, which represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. For exchange traded contracts, the Company's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

(5) DUE FROM CLEARING BROKERS

The Company clears its proprietary transactions through several broker-dealer/futures commission merchants. In general, all amounts and positions on deposits with the clearing broker serve as collateral for the Company's trading activity. Amounts due from brokers in the Statement of Financial Condition include net amounts payable and receivable for securities transactions that have not settled, and unrealized appreciation or depreciation from certain derivative financial instruments and foreign currency translation. Amounts due to and from the same broker have been offset where the right of offset exists. The Company's clearing brokers do not provide margin financing facilities.

(5) DUE FROM CLEARING BROKERS (continued)

The following table presents the Company's receivable from clearing broker as of December 31, 2016:

Cash	$ 44,734,557
Unsettled transactions	(31,677,262)
Futures open trade equity	21,441
Total	$ 13,078,736

(6) FAIR VALUE MEASUREMENTS

The Company adheres to the provisions of ASC 820-10, "Fair Value Measurements", which defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In determining fair value, the Company uses valuation approaches based on this hierarchy, categorizing them into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted price in active markets for identical assets and liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company recognizes no transfers were made during the year.

The Company's financial instruments recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2016

(6)   FAIR VALUE MEASUREMENTS (continued)

At December 31, 2016, equity of $121,521,265, equities sold, not yet purchased of $92,635,437, and futures open trade equity of $21,441 are listed and actively traded and, accordingly, are classified as Level 1. Equities are stated at the last reported sales price on the day of valuation. The fair value of the futures contracts are based upon exchange settlement prices. Equity swaps are valued based on the difference between the contractual reset price and the last reported sales price of the underlying security and are classified as Level 2. As of December 31, 2016, there is no fair value recorded for equity swaps. No valuation techniques have been applied to any nonfinancial assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

(7)   CONCENTRATIONS OF CREDIT RISK

At December 31, 2016, a credit concentration with one of its clearing brokers consisted of approximately $30 million representing the market value of the Company's trading account with such broker. The Company monitors the credit worthiness of its clearing brokers to mitigate the Company's exposure to credit risk.

The Company maintains its cash at a financial institution located in Chicago.

(8)   INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against potential losses in connection with them providing services to the Company. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(9)   REGULATORY MATTERS

As a registered broker/dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $10,071,466 which exceeded requirements by $9,908,706 and the ratio of aggregate indebtedness to net capital was less than 1:1.

Cognitive Capital, LLC

Notes to Statement of Financial Condition
Year Ended December 31, 2016

(9) *REGULATORY MATTERS (continued)*

The Rule may effectively restrict advances to affiliates or capital withdrawals.

(10) *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through the date the financial statements were available to be issued.

Subsequent to year end, members made capital withdrawals of $909,925.